ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated June 26, 2009 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2009

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. The share class of the BlackRock Mid Cap Value Opportunities Fund available under your contract is Investor A Shares. Accordingly, all references to Class A of the BlackRock Mid Cap Value Opportunities Fund are hereby deleted and replaced with Investor A Shares.

2. The information for Calvert Social Balanced Portfolio and ING U.S. Bond Index Portfolio appearing in the Contract Prospectus under Appendix V – Description of Underlying Funds is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadviser:** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert Asset Management Company, Inc. manages fixed-income portion of Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
ING Variable Portfolios, Inc. - ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.